Leonard E. Neilson

A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0800 LNEILSONLAW@AOL.COM

November 21, 2008

Securities and Exchange Commission

Attn: John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA: EDGARLink

Re:	Calypso Media Services Group, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
SEC File No. 333-153315

Dear Mr. Reynolds:

In response to your letter dated October 31, 2008, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Calypso Media Services Group, Inc. ("Calypso" or the “Company”). Financial statements through September 30, 2008 have been included and pertinent financial information in the registration statement has been revised to reflect the updated financial statements. Please be advised that additional changes have been made to the registration statement as necessary to update information therein and all changes are appropriately marked.

General

1.   Please be advised the Company has revised its offering and is registering only 269,800 shares of common stock on behalf of selling stockholders. This revised amount represents 36.8% of the total outstanding shares held by non-affiliates. This percentage has been disclosed in the first paragraph on page 4 in response to your comment number 2. Additionally, we believe that it is important to emphasize the following information.

●	The 269,800 shares being registered represents 5.4% of the total 5.0 million shares outstanding and 36.8% of the total non-affiliate shares.

●	Of the total 5.0 million shares outstanding, 4,266,000 shares (85.3%) are held by five affiliates.

●	Of the 269,800 shares being offered, 139,800 shares (51.8%) are being offered by non-affiliates and 130,000 shares (48.2%), are being offered by affiliates.

●	The 130,000 shares being registered by affiliates represents 3.0% of the total affiliate shares.

●	Of the 44 non-affiliate selling stockholders, 34 have owned their (94,800) shares since 1999 and 10 have owned their (45,000) shares since December 2007.

●	Of the four affiliate selling stockholders, two have owned their (90,000) shares since 1999 and two have owned their (40,000) shares since December 2007.

The following is presented to clarify the Company’s belief regarding its ability to conduct the

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November 21, 2008

Page Two

offering consistent with Rule 415(a)(1)(i). Please note that much of the information was previously set forth in our October 17, 2008 letter in response to comment number 1 of your September 30, 2008 letter. We are repeating this information to support our position that the registration of shares is for the benefit of selling stockholders and is not a primary offering styled as a secondary offering.

The Company’s operating subsidiary, Media Depot, has been in operation since March 2005 and has shown a net operating income in each of the last two fiscal years and through the first nine months of 2008. Further, we are repeating our previous response to your comments contained in the five bullet points under comment 1 of your September 30 letter, updated and revised as necessary to reflect changes in the offering:

●	The following information relates to the 48 total selling stockholders, and the percentage of the overall offering being offered:

o Of the four affiliates offering shares, each of Messrs. Parnell and Hoff are offering 20,000 shares, or approximately 7.4% of the overall offering. Each of Messrs. Cowle and Williams are offering 45,000 shares, or approximately 16.7% of the overall offering. The aggregate shares offered by affiliates equals 48.2% of the total offering, but only 3.0% of the total shares owned by affiliates. All affiliate shares not included in the registration statement and offering are subject to lock-up / leak-out agreements.

o Of the non-affiliates offering shares, Geoff Williams is the largest stockholder owning 284,200 shares. Mr. Williams is registering 75,000 shares, or 27.8% of the offering. The balance of his 209,200 shares are subject to a lock-up / leak-out agreement. The second largest number of shares to be offered by a non-affiliate is 15,000 shares owned by Leonard E. Neilson, which amount equals 5.6% of the overall offering. The balance of his 235,000 shares are subject to a lock-up / leak-our agreement. The next two largest offerings by non-affiliates are 12,500 shares, or 4.6% of the overall offering by Janet Nash, and 7,500 shares, or 2.8% of the overall offering by Sherri Tallman. The remaining 40 non-affiliate stockholders are each offering between 400 shares and 4,400 shares.

For a detailed listing of all selling stockholders and the amounts being registered, please refer to the table on page 16 of the prospectus included in the registration statement.

●	The following information concerns the date and manner in which the selling stockholders acquired their shares:

o Of the 44 non-affiliate selling stockholders, 34 have owned their shares, totaling 94,800 of the offered shares, since 1999. These non-affiliates acquired their shares for cash and/or services in connection with the founding of the Company in 1999. The remaining 10 non-affiliate stockholders offering a total of 45,000 shares acquired their shares in December 2007 pursuant to the Media Depot acquisition.

o As to the affiliate selling stockholders, Messrs. Parnell and Hoff acquired their shares, representing 40,000 of the offered shares, in December 2007 pursuant to the Media Depot acquisition. The remaining two affiliate selling stockholders, Messrs. Cowle and H. Deworth Williams, acquired their shares, totaling 90,000 of the offered shares, in 1999 for cash and/or services in connection with the founding of the Company.

o Of the total shares being offered, 184,800 shares, or 68.5% of the total offering, were acquired in 1999 and 85,000 shares, or 31.5% of the total offering, were acquired in December 2007.

●	The following information relates to certain known relationships of the selling stockholders:

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November 21, 2008

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o Affiliate selling stockholders: Mr. Parnell is the President and a director of the Company and Mr. Hoff is the Company’s business manager. Neither Mr. Cowle nor Mr. H. Deworth Williams is associated with the Company other that their stockholdings. Mr. Cowle was a director and officer of the Company prior to the acquisition of Media Depot.

o Non-affiliate selling stockholders: Geoff Williams was a director and officer of the Company prior to the acquisition of Media Depot, but no longer has any affiliation with the Company other than as a stockholder. Leonard E. Neilson has been engaged as special counsel to the Company. Rocky Smith was a director and officer of the Company prior to the acquisition of Media Depot, but no longer has any affiliation with the Company other than as a stockholder. The following selling stockholders are employees of the Company: Erica Chilson, Steve Flock, Samuel Hoff, Janet Nash, Chris Noviello, Bill Stanford, Lorraine Stopper and Sherri Tallman. None of the remaining non-affiliate selling stockholders are associated with the Company other than as stockholders.

●

To the best of the Company’s knowledge, there are no agreements or understanding by or among the selling stockholders and/or the Company. The Company is aware of the following relationships between the selling stockholders: Samuel Hoff is the father of Matthew J. Hoff; Dale and Jean Miller are the parents of Dave Miller; and H. Deworth Williams is the father of Geoff Williams and the brother of Dave Williams.

●	To the best of the Company’s knowledge, no selling stockholder is in the business of buying and selling securities.

Based on the foregoing information, the Company believes that (i) the offering to which its registration statement pertains is indeed an offering by the stockholders and not the Company; (ii) the selling stockholders are not acting as a conduit for the Company; and (iii) the offering is not a primary offering styled as a secondary offering.

Further, we have reviewed the guidance provided in Telephone Interpretation Number 29 of the Commission’s “Manual of Publicly Available Telephone Interpretations and, in light of the information set forth above, the Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

(a)      No shares are being offered by the Company, the Company will receive no proceeds from the sale of any of the shares, and the shares being offered are broadly disbursed among 48 different selling stockholders. Shares offered by stockholders considered affiliates represent 48.2% of the total offering, while non-affiliate stockholders account for 51.8% of the offered shares. All of the shares held by affiliates and not included in the registration statement are subject to lock-up / leak-out agreements. Therefore, we believe the offering is being made by a broad number of stockholders selling for their own account and not for the benefit of the Company and that there are safeguards (lock-up / leak-out agreements) to prevent additional large distributions by affiliates and two other non-affiliate stockholders.

(b)      A total of 36 selling stockholders acquired their 184,800 shares in 1999, more than nine years ago. The remaining 12 selling stockholders acquired their 85,000 shares in December 2007 in connection with the Company’s acquisition of Media Depot. The length of holding period among the selling stockholders is an affirmative indication that these persons did not acquire their shares with an intent to make a further distribution.

(c)       There are minimal family relationships among the selling stockholders and no selling stockholder is in the business of buying and selling securities.

(d)      The aggregate number of shares being offered by selling stockholders (269,800 shares) represents only 5.4% of the total shares outstanding and 36.8% of the total outstanding shares held by non-affiliates.

Securities and Exchange Commission

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(e)      The Company anticipates making an initial application to FINRA to have its shares quoted on the OTC Bulletin Board and the Company is confident that an orderly trading market can be established and maintained. Also, the Company has entered into lock-up / leak-out agreements with all of its affiliates and its two largest non-affiliate stockholders.

In reliance on the facts set forth above, we believe that the offering to which the registration statement relates is being made solely on behalf of persons other than the Company. We further believe that the facts demonstrate that selling stockholders are not acting as underwriters selling on behalf of the Company. Clearly, the Company will receive no proceeds from any sales by selling stockholders. Also, 36 selling stockholders offering 184,800 shares, or 68.5% of the total offering, have held their shares for more than nine years. This should unequivocally establish that these persons did not acquire their shares with a view to a distribution. The balance of the offered shares were acquired in connection with the acquisition of Media Depot in December 2007. Under the revised Rule 144, these shares would be eligible for sale after a six-month holding period, although we acknowledge that, as disclosed in the registration statement, the Company’s shareholders may not avail themselves to Rule 144 until January 5, 2009. Additionally, no selling stockholder is a broker/dealer or in the business of buying and selling securities. Finally, we believe that facts and circumstances of the offering establish that the selling stockholders are not acting as a conduit for the Company.

2.   As requested in your comment letter, we have included in the first paragraph on page 4 appropriate disclosure regarding the percentage that the total offering represents (36.8%) compared to the outstanding shares held by non-affiliates.

Please continue your review of the Calypso Media Services Group, Inc. registration statement. Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808. We would like the registration statement declared effective as soon as possible and, accordingly, would appreciate the Commission Staff's assistance in this regard.

Yours truly,

/S/

Leonard E. Neilson

:ae

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